

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

September 18, 2007

DIVISION OF
INVESTMENT MANAGEMENT

Michael A. Szkodzinski, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

Re:     Gateway Trust (the "Trust")
        File Numbers 333-141421; 811-22099

Dear Mr. Szkodzinski

On July 20, 2007, the Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("Investment Company Act" or "Act"). The registration statement includes the Trust's series, the Gateway Fund (the "Fund"). We have the following comments on the registration statement.

Prospectus

General

1.      Much of the current prospectus disclosure, including the fund fees and expenses section and performance information is written as if the reorganization between the Trust and the "Predecessor Fund" was effected. The prospectus also discloses, however, that the merger may not occur, in which case the information about the Predecessor Fund and its performance is irrelevant and misleading. Accordingly, please revise the prospectus to state that it only will be used after the reorganization is effected or add separate disclosure for the Fund that does not reflect in any manner information of the Predecessor Fund.

2.      As appropriate, please revise the text of the prospectus to the active voice for compliance with plain English writing principals as required under Rule 421(d)(2)(iii) under Regulation C under the Securities Act. For example, in the "Purchasing Stocks" section, please revise the phrase in the last sentence reading, "[t]he portfolio is expected to be generally representative" to the active voice.

Investment Goal

3.      This section states, "[t]he Fund seeks to capture the majority of the returns associated with equity market investments, while exposing investors to less risk than

prospectus disclosure. We note that the second paragraph under the "Principal Investment Strategies" section states, "[t]he Fund . . . strives for **consistent returns. . . .**" (Emphasis added.) There is no mention of "consistent returns" in the "Investment Goal" section. Please reconcile these disclosures.

4.      Please disclose what notice the Fund will provide to shareholders prior to changing the "Investment Goal" (*e.g.*, 60 days prior written notice).

Principal Investment Strategies

5.      If accurate, in the first sentence, please revise the phrase "diversified portfolio of common stocks" to "diversified portfolio of domestic common stocks." In addition, confirm in your response letter that all principal investment strategies of the Fund are disclosed in the section of this prospectus or revise the text as appropriate. We note that the "Principal Investment Risks" section lists additional investments that the Fund may make (*e.g.*, "preferred stock, warrants, securities convertible into common or preferred stocks . . . **other equity-like interests in an equity** . . . real estate investment trusts (REITS) or **other trusts and other similar securities**"). (Emphasis added.) Please revise the "Principal Investment Strategies" section to include these additional investments. Also, please revise the disclosure to describe in plain English the "other equity-like interests in an equity . . . other trusts and other similar securities" in which the Fund will invest. Further, revise the "Principal Investment Risks" section to disclose all risks of these additional investments.

6.      The Statement of Additional Information ("SAI") explains that the Fund may enter into investments that are traded over-the-counter. If accurate, please summarize in this section the Fund's principal investment strategy of trading in the over-the-counter market, including all applicable risks.

7.      Are the equity securities in which the Fund invests included in the index options the Fund will purchase and sell?

8.      Please disclose the market capitalization of the companies in which the Fund will invest, along with all related risks.

9.      Please add disclosure explaining how the Fund's adviser decides which securities to sell. *See* Item 4(b)(2) of Form N-1A.

10.      Please explain in your response letter what the Fund anticipates its portfolio turnover rate will be. Based upon your response, the staff may have additional comments on this matter.

Selling Index Call Options

11.      Please disclose the "market indices" referenced in the first sentence. Based upon your response, the staff may have additional comments on this matter.

Principal Investment Risks

12.    The first sentence of this section states that "[t]here are other circumstances (including risks that are not described here) which could prevent the Fund from achieving its investment goals." If these risks are principal risks of the Fund, please disclose them in this section. If not, clarify that they are non-principal risks of the Fund.

Derivatives risk

13.    Please summarize in this section the requirement that the Fund must cover all index options that it sells.

Equity securities risk

14.    Please define the "equity-like interests in an entity" mentioned in the penultimate sentence.

Evaluating the Fund's Past Performance

15.    Please see comment number 1 above and make appropriate revisions to this section.

16.    Please disclose which share class is being depicted for the information in the "Total Return" bar chart and in the "Average Annual Total Returns" table.

Fund Fees & Expenses

17.    Please see comment number 1 above and make appropriate revisions to this section.

18.    Please relocate the footnote following the fee table to appear after the example in this section.

19.    In the footnote to the "Redemption fees" line item, please disclose the amount of the transaction fee discussed therein.

20.    Please revise the "fee Waivers and/or Expense Reimbursement" line item to indicate that it is a subtraction or reduction of the "Total Annual Fund Operating Expenses" line item (e.g., insert the word "less" or a minus sign).

21.    Please disclose in a footnote to the fee table what portion of the Management Fee is for advisory services and what amount is for administrative duties.

22.    Given the Funds investments in other funds, please revise the fee table to include an additional line item called "Acquired Fund Fees and Expenses," which should appear

in the table directly above the line item "Total Annual Fund Operating Expenses." *See* Item 3 of Form N-1A. This additional line item should reflect the Fund's pro rata portion of the cumulative net expenses charged by any acquired funds. Also, the acquired fund fees and expenses should be included in the example to the fee table.

23.     Are the expenses reflected in the "Other expenses" line item of the fee table generated from the historical figures of the Predecessor Fund? If yes, they only may be shown in the "Other expenses" line item if the reorganization is a condition precedent to the Fund using this prospectus to sell its shares to public. Otherwise, the "Other expenses" line item must show the estimated expenses for the Fund and not that of the Predecessor Fund. Also, confirm in your response letter that the numbers reflected in the "Other expenses" line item are gross numbers.

24.     In the first footnote, please identify the party that has entered in the "binding undertaking" with the Fund. Also, revise the first footnote to explain that the "binding undertaking" between that party and the Fund is a contractual expense limitation agreement. Also, please disclose that only the Fund's Board of Trustees ("Board") may terminate the agreement. In addition, disclose that the Fund does not expense to incur any interest in the upcoming fiscal year. Also, please define "extraordinary expenses" in the SAI and in the agreement. The Trust may wish to add this definition to the Management Agreement. Please confirm in your response letter that the contractual fee waiver agreement has been or will be filed as an exhibit under Part C to the registration statement, and that the Fund's adviser has no recoupment privileges under the contractual waiver agreement. Also clarify whether the "binding undertaking" is dependent upon the completion of the reorganization.

25.     Please disclose in the second footnote to the fee table the form of agreement (*i.e.*, contractual) governing Natixis Asset Management Advisors, L.P.'s obligation. Please confirm in your response letter that the contractual agreement has been or will be filed as an exhibit under Part C to the registration statement, and that the Fund's adviser has not recoupment privileges under the agreement. The calendar date through which the agreement is binding should be disclosed. In addition, please convert the $300,000 reflected in the footnote to net assets and disclose that net asset amount. Also, disclose the amount of the total administration expense mentioned in the footnote.

26.     The third footnote to the fee table states that "[i]nvestors who are shareholders of the Predecessor Fund as of the date of the Reorganization will not be subject to the imposition of a CDSC." Please confirm in your response letter that if a shareholder buys a Class A share or a Class C share of the Predecessor Fund one day before the Reorganization is executed, that shareholder will not be charged a CDSC if he or she redeems a Class A or Class C share immediately following the Reorganization.

More About Risk

27.     Please revise the first paragraph to clarify whether the risks described in this section are principal risks of the Fund. If any of these risks are principal and,

accordingly, involve principal strategies, please add disclosure to the "Principal Investment Strategies" and the "Principal Investment Risks" sections. For example, the fourth paragraph addresses the Fund's exposure to leverage risk and discusses investing in options and derivative securities. If leverage is a principal investment strategy of the Fund, please revise the "Principal Investment Strategies" section and the "Principal Investment Risks" section to summarize this strategy. Besides index options, will the Fund use other derivative instruments as principal investment strategies? If yes, please add appropriate disclosure to the prospectus.

Portfolio Trades

28.     Please clarify whether any of the strategies listed under this heading are principal strategies of the Fund (*e.g.*, "Securities Lending") and, as appropriate, revise the "Principal Investment Strategies" and the "Principal Investment Risks" sections to discuss those that are principal.

Securities Lending

29.     Please disclose the maximum amount of portfolio securities the Fund may lend. Also, disclose how any income earned on collateral provided by the borrower in a securities lending transaction is divided among the parties to the transaction. If any third party will be responsible for investing the collateral, please add disclosure explaining this. In addition, disclose the Fund's policy with respect to voting shares that are loaned.

30.     The third paragraph states that "the Fund may also borrow and lend money for temporary or emergency purposes. . . ." Please disclose the Fund's policies for lending and borrowing money as mentioned in this section.

Transactions with Other Investment Companies

31.     The second paragraph states that "the Fund may also borrow and lend money. . . ." Please confirm in your response letter that the Fund's borrowing expenses are not anticipated to be a material amount and that they are included in the "Other expenses" line item of the fee table. If these anticipated expenses have not been included in the "Other expenses" line item, revise that line item to include them. If the Fund anticipates that interest expenses will be material, then it would be appropriate to reflect them in a separate sub-line item to the fee table, under "Other expenses."

Fund Services

This section of the prospectus provides the information required by Item 7(a) of Form N-1A. Form N-1A specifies that the information required by paragraph (b) of Item 7 accompany the information required by paragraph (a). Please revise the prospectus accordingly.

Minimum Balance Policy

33.     The second paragraph discusses the Fund's discretionary authority to close an account. Prior to closing an account, will the Fund provide any notification to the account holder and, if so, how much notice? Please revise the disclosure accordingly.

Buying Shares

34.     Section 22(e) of the Investment Company Act prohibits a registered investment company from suspending the right of redemption. Accordingly, please revise the text in this section which states that "[s]hares purchased by check may not be available immediately for redemption" to clarify that shares are always redeemable, but that the Fund may withhold payment of redemption proceeds until the purchase check has cleared.                                                   .

Restrictions on Buying, Selling and Exchanging Shares

35.     Please state whether or not the Fund accommodates frequent purchases and redemptions of its shares by shareholders. *See* Item 6(e)(4)(ii) of Form N-1A.

36.     The second sentence of the second paragraph states that the "Fund and Distributor reserve the right to refuse or limit any purchase or exchange order for any reason. . . ." Please clarify the meaning of the term "refuse" as used in this disclosure. In particular, will the Fund accept a purchase order and then reject or cancel the order? If yes, disclose the maximum amount of time the Fund may take to refuse or limit a purchase order or an exchange order. For example, disclose that the Fund may reject a purchase order, or the purchase side of an exchange order, no later than one business day after receipt of the order by the Fund. Also, please disclose that the Fund will reject only the purchase component of an exchange request and not the redemption component of the exchange request. *See* Section 22(e) of the Investment Company Act. In addition, explain how the Fund will "limit" a purchase order or an exchange order.

37.     Please disclose the Fund's policies or procedures, if any, for addressing market timing when suspected or found within an omnibus account. For example, will the Fund terminate its relationship with an omnibus account or restrict its dealing with the account in some manner?

Selling Restrictions

38.     Please disclose in this section, or some other appropriate location in the prospectus, the Fund's redemption payment policies (*i.e.*, redemption proceeds will be mailed within 7 days of receipts by the Fund or its authorized agent of the redemption request). Also, disclose the Fund's procedures for redeeming securities purchased by check (*e.g.*, redemption proceeds will be mailed upon clearance of the purchase check, which may take up to 15 days).

39.  In the "Situation" column, please revise the first bullet point to read "[w]hen the New York Stock Exchange . . . is closed . . . as permitted by the SEC." Also, please revise the second bullet point to read, "[d]uring an emergency as permitted by the SEC."

40.  This prospectus states that "[t]he Fund reserves the right to suspend accounts services or refuse transaction requests: [w]ith a notice of dispute between registered owners or death of a registered owner[;] [or] with suspicion/evidence of a fraudulent act." Please explain how this disclosure complies with Section 22(e) of the Investment Company Act under which a registered investment company is prohibited from suspending the right of redemption or postponing the date of payment for more than seven days after the investment company receives a redemption request.

41.  The prospectus explains that "the Fund reserves the right to redeem in kind." Please explain that when a redemption request is paid in-kind, the shareholder will bear market risks associated with the security until it is converted into cash. Also, provide examples of the types of costs a shareholder may incur in disposing of securities redeemed in-kind.

42.  Please revise the disclosure stating, "[t]he Fund may withhold redemption proceeds for 10 days" to "[t]he Fund may withhold redemption proceeds for 10 days from the purchase date."

How Fund Shares are Priced

43.  In the first bullet point. Please disclose that the Fund's adviser, in determining to price securities as described in the paragraph, is acting pursuant to policies and procedures adopted by, and under the ultimate supervision of, the Board. Moreover, please use this revised disclosure in a consistent manner when describing the authority of the adviser, or some other entity, to fair value the Fund's securities.

44.  In the first bullet point, please list the holidays on which the Fund's shares will not be priced.

45.  In the second and third bullet points, please disclose each entity that has the authority to receive a shareholder's purchase order, redemption request, or exchange order, (e.g., if applicable, Distributor, financial intermediaries, Transfer Agent, Investment Dealer) in order for a shareholder to receive that day's net asset value ("NAV"). This disclosure should explain that, if the authorized entity received the purchase order by 4:00 p.m. Eastern time, the shareholder will receive that day's NAV.

Financial Performance

46.  Please revise this section to include the Predecessor Fund's semi-annual reports.

SAI

47.     We note that the Fund has divided the SAI into "Part I" and "Part II." Please combine these separate sections into one unified SAI as required by Form N-1A.

48.     The disclosure states, "[t]he Old Gateway Fund's financial statements and accompanying notes that appear in the Old Gateway Fund's annual and semiannual reports are incorporated into part I of this Statement. The Fund's annual and semiannual reports will contain additional performance information and will be available upon request. . . ." Please include an auditor's consent for these financial disclosures in a pre-effective amendment to the registration statement.

Investment Restrictions

49.     Section 5(b)(1) of the Act defines a diversified management company as one that, as to at least 75% of its assets (exclusive of cash, cash items, and government securities), invests no more than 5% of its total assets in any one issuer and owns no more than 10% of the outstanding voting securities of that issuer. Please add a fundamental restriction disclosing the Fund's diversification policy that complies with all of the provisions of Section 5(b)(1).

50.     It is a position of the staff of the Commission that investment of 25% or more of a fund's total assets in any one industry constitutes concentration. Accordingly, please revise the first fundamental investment restriction to state that the Fund will or will not invest 25% or more of its total assets in an industry or a group of industries.

51.     With respect to the Fund's second fundamental policy regarding short sales, in an appropriate section of the SAI, please define the term "short sales" and explain how the Fund "will make short sales or maintain any short positions where the short sales or short positions would not constititute 'senior securities' under the 1940 Act."

52.     Please revise the third fundamental investment restriction to explain that borrowings for non-temporary purposes must be from a bank. *See* Section 18(f)(1) of the Investment Company Act. Also, if applicable, please disclose in this restriction the maximum amount the Fund may borrow through reverse repurchase agreements. In addition, add disclosure explaining that, in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter (not including Sundays and holidays) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Investment Company Act. *See* Section 18(f)(1).

53.     The fourth fundamental investment restriction states that the Fund may loan portfolio securities. Please disclose in this policy what percentage of the Fund's total assets will be loaned. Please note that, under Section 18 of the Investment Company Act, a fund may loan only up to one-third of its assets. Also, if the Fund may lend and borrow through the interfund lending facility, please revise the Fund's lending and borrowing policies accordingly.

54.     Please add non-fundamental policies specifying whether the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assts to secure its borrowings. The disclosure and policies should state fully how and when the Fund will engage in those activities. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowings. We note that any such amount should not exceed one-third of the Fund's total assets. *See* Section 18 of the Investment Company Act and Salomon Brothers (pub. avail. May 4, 1975).

55.     Please disclose a non-fundamental investment policy stating that the Fund will not purchase additional securities when outstanding borrowings exceed five percent of the Fund's total assets or add appropriate leverage disclosure to the prospectus.

56.     Please add a non-fundamental policy stating whether the Fund will invest in other companies for the purpose of exercising control.

57.     The staff takes the position that an open-end fund should limit its holdings of illiquid securities to no more than 15 percent of net assets. Please expand upon the Fund's illiquid securities policy to disclose that if the 15 percent limit is exceeded, the Fund will take appropriate measures, in a prompt and reasonable manner, to reduce its holdings of illiquid securities back down to 15 percent.

58.     In the text following the eighth enumerated policy, in the third sentence, please revise "total assets" to "net assets."

Fund Charges and Expenses

Advisory Fees

59.     Please disclose, if applicable, any change between the fee paid to the advisor by the Predecessor Fund and the fee paid to the advisor by the Fund.

Brokerage Commissions

60.     Please revise this section to include the information required under Item 16(b) of Form N-1A. In making these disclosures, please explain what percentage of Fund brokerage was paid for research and what percentage was paid to Fund affiliates.

61.     Please disclose how the Fund will comply with Rule 12b-1(h) under the Investment Company Act.

Ownership of Fund Shares

62.     If the reorganization is a condition precedent of use of the prospectus in selling shares to the public, then the 5 percent shareholders of the Predecessor Fund should be disclosed.

Investment Restrictions

63.    The first paragraph states that the Fund may invest in some of the securities listed as a "primary strategy" and may invest in others listed as a "secondary strategy." Please revise this disclosure in accordance with Item 11(b) of Form N-1A and delineate principal from non-principal strategies. Please use appropriate headings to clarify the disclosure.

Investment Companies

64.    The SAI discloses that the Fund may invest in other investment companies that may be "attractive." Please expand upon this disclosure and state with specificity why the Fund invests in other investment companies, the cost of doing so, and the nature of the funds in which it invests.

65.    Please revise this section to explain that repurchase agreements are considered a loan by the Fund. Also, add disclosure stating what percentage of Fund's assets may be invested in repurchase agreements.

Reverse Repurchase Agreements

66.    Please revise the disclosure to state that a reverse repurchase agreement is a form of borrowing by the Fund.

Portfolio Holdings Information

67.    With respect to the enumerated paragraphs (1)-(4), please disclose the categories of individuals who are authorized to disclose the Fund's non-public portfolio securities holdings information and to whom this information may be disclosed. See paragraph (f)(1)(v) of item 11 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (e.g., an office of the Fund or the adviser)? Does the adviser, on behalf of the Fund and acting pursuant to Fund's policies and procedures, provide information to certain entities on a continuous or daily basis?

68.    Please disclose whether the confidentiality agreement with other entities is written or oral. The disclosure should also explain whether the duty not to trade or disclose the confidential information is based upon common law, professional or statutory duties, or whether it also proscribed by the agreement with the Fund. If there is no contractual duty not to trade or disclose, please state whether the Board determined that common law and professional duties of confidentiality adequately safeguard the Fund and its shareholders. Alternatively, disclose the risks of relying upon non-contractual duties of confidentiality.

69.    With respect to the Board's oversight of the disclosure of portfolio holdings, are there any additional procedures in place to facilitate this oversight? For example, will a Fund officer report to the Board when material issues arise concerning disclosure of Fund portfolio holdings?

Material Conflicts of Interest

70.     Please elaborate on the conflicts of interest disclosure contained in the SAI. In particular, describe the adviser's procedures to facilitate the fair allocation of limited investment opportunities among the Fund and the other accounts managed by the portfolio manager. Please explain these procedures in a full and clear manner.

Allocation of Investment Opportunity

71.     This SAI states that "accounts with like investment strategies managed by the Adviser are generally managed in a similar fashion, subject to exceptions to account for particular investment restrictions or policies applicable only to certain accounts, differences in cash flows and account sizes, and similar factors." Please revise this disclosure to explain in a clear manner the exceptions to which the SAI refers.

Net Asset Value

72.     Please define the term "Exchange" as used in the SAI.

73.     The disclosure states that the adviser has the discretion to price Fund shares if it determines that it is advisable to do so. Please advise the staff in your response letter how this provision is consistent with rules 22c-1(b)(i) and 22c-1(d) under the Investment Company Act.


Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
by [signature]

Kimberly A. Browning
Attorney